*AB
12/06



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNX LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 East Olive Avenue, 2nd Floor
(No. and Street)

Burbank (City) CA (State) 91502 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Genovese, Controller 818.333.3426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – if individual, state last, first, middle name)

2049 Century Park East, 4th Fl. (Address) Los Angeles (City) CA (State) 90067 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Mail Processing Section
RECEIVED
NOV 26 2010
Washington, DC
196

AB
12/08

OATH OR AFFIRMATION

I, Thomas Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNX LLC, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMIE JAMES
Commission # 1895277
Notary Public - California
Los Angeles County
My Comm. Expires Jul 11, 2014

Tamie James, Notary Public

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNX LLC

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2010

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.


SEC MAIL PROCESSING
RECEIVED
NOV 26 2010
WASH, D.C.
196
SECTION

UNX LLC
Table of Contents
As of September 30, 2010

MARCUM
STONEFIELD
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
UNX LLC

We have audited the accompanying statement of financial condition of UNX LLC (the "Company") as of September 30, 2010, which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UNX LLC as of September 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

Los Angeles, California
November 24, 2010


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2010
WASH. D.C.
196
SECTION



MARCUMGROUP
MEMBER
MarcumStonefield a Division of Marcum LLP ▪ marcumllp.com
2049 Century Park East ▪ Suite 400 ▪ Los Angeles, CA 90067 ▪ Phone 310.453.9400 ▪ Fax 310.453.1187

UNX LLC
Statement of Financial Condition
September 30, 2010

Assets

Cash and cash equivalents	$ 3,801,985
Accounts receivable:	
Clearing broker, including $1,000,000 deposit held by related party	1,162,215
Broker-dealers	417,754
Other	169,944
Prepaid expenses and other assets	479,562
Furniture, equipment and leasehold improvements, net of accumulated deprecation and amortization	922,564
Total assets	$ 6,954,024

Liabilities and Member's Equity

Liabilities:	
Commissions and rebates payable	$ 687,114
Accrued expenses and other liabilities	1,217,046
Accounts payable	253,534
Total liabilities	2,157,694
Commitments and contingencies (Note 4)	
Member's Equity:	
Common interest	62,656,287
Accumulated deficit	(57,859,957)
Total member's equity	4,796,330
Total liabilities and member's equity	$ 6,954,024

The accompanying notes are an integral part of this financial statement.

(1) Organization and Principal Business Activity:

UNX LLC (the "Company") was incorporated in 2000 and is a wholly owned subsidiary of The UNX Companies LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's electronic trading platform, known as Catalyst®, offers institutional clients and broker-dealers brokerage execution services in U.S. and international equities. In addition, Catalyst® serves as a portal that connects institutional clients to a diverse set of services from exchanges, independent venders and broker-dealers. It also provides institutional clients with order routing access to the UNX network of counterparty broker-dealers to simultaneously execute orders through the Company or route to another broker-dealer.

The Company clears its securities transactions on a fully disclosed basis with a clearing broker (see Note 9, Related Parties) and accordingly is exempt from SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii).

Prior to October 23, 2009, UNX LLC was known as UNX, Inc. The Company changed its structure from a corporation to a LLC and through a tax free exchange, the assets and liabilities of UNX, Inc. were transferred to UNX LLC.

(2) Summary of Significant Accounting Policies:

Basis of Presentation and Continuing Operations

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred significant losses from its operations and sustained significant negative cash flows from operations. The Company also received capital contributions from its Parent to fund operations. In view of these losses, continuation of operations is dependent upon the Company's ability to generate sufficient sales volume through existing and new product offerings to new and existing clients to cover its operating expenses. The Company's plans also include receiving additional capital from its Parent, generating additional revenues and implementing cost cutting measures, should the need arise. In November 2010, the Company implemented a substantial cost reduction program that included the termination of certain employees and consultant arrangements in an effort to reduce its operating expenses. The Company will consider further cost reductions, as business conditions require.

(2) Summary of Significant Accounting Policies (Continued):

Basis of Presentation and Continuing Operations (Continued)

Management believes that the Company has adequate resources to sustain operations for at least the next twelve months. However, there can be no assurance that the Company will be able to fully execute the plans described above. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at U.S. banks which are payable on demand. The Company considers all highly liquid investments purchased with original maturities of three months or less that are not required to be segregated under federal or other regulations to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

GAAP defines fair value, establishes a framework for measuring fair value and establishes disclosures about fair value measurements. Assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, are as follows:

Level I Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents and receivables are carried at costs that approximate fair value due to their short period to maturity.

Accounts Receivable from Clearing Broker

At September 30, 2010, the Company has a required clearing deposit of $1,000,000 at a related party broker-dealer which is included in accounts receivable – clearing broker.

(2) Summary of Significant Accounting Policies (Continued):

Allowance for Doubtful Accounts

The Company continually monitors the collection of its receivables. The allowance for doubtful accounts is based on historical collection experience. As of September 30, 2010, the Company deemed all of its receivables as collectable and did not have allowance for doubtful accounts.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes,* which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when the balances reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets net of the amounts expected to be realized in future years.

Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements, net, are comprised of the following:

Computer hardware and related software	$	4,313,241
Leasehold improvements		1,065,239
Furniture and fixtures		323,176
Office equipment		38,147
Accumulated depreciation and amortization		(4,817,239)
	$	922,564

During the year ended September 30, 2010, the Company entered into an office leasing agreement that provides for reimbursement of $197,800 of leasehold improvements.

(3) Furniture, Equipment and Leasehold Improvements (Continued):

Accordingly, the Company has established a deferred rent liability and amortizes the reimbursement of leasehold improvements over the term of the lease.

(4) Commitments and Contingencies:

Leases

The Company leases office space under non-cancelable operating leases. The Company has the following operating lease commitments:

Year Ending September 30,	Minimum Rentals
2011	$ 724,619
2012	735,640
2013	746,748
2014	802,034
2015	378,296
2016 and thereafter	278,589
	$ 3,665,926

Employment Contact

The Company, through its Parent, has an employment contract with one of its officers that has a term ending on December 31, 2011. The contract provides for compensation and a bonus guarantee and compensation if terminated without cause.

Litigation

The Company is not aware of any litigation arising from the normal course of business. When it is both probable that a liability has been incurred and the amount can be reasonably estimated, management accrues for such liability.

(5) Off-Balance-Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a related party clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer accounts to mitigate the risk of any such potential loss.

(6) Income Taxes:

At September 30, 2010, the Company had net deferred tax assets of $14,673,662. The Company has established a fully offsetting valuation allowance until it is more likely than not that the deferred tax assets will be realized. The deferred tax assets primarily result from $35,039,135 of net operating loss carryforwards. The Federal net operating loss carryforward begins to expire in 2020, while the state net operating loss carryforwards begin to expire in 2010. The Company's net operating loss deduction may be subject to annual limitation if there is a 50% or greater change in the Company's ownership during a rolling three-year period. The valuation allowance increased $3,442,539 in the year ended September 30, 2010.

Effective October 1, 2009, the Company adopted the provisions of Accounting for Uncertainty in Income Taxes. The cumulative effect, if any, of applying this standard are recorded as an adjustment to retained earnings as of October 1, 2009. This standard prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. Only tax positions meeting the more-likely-than-not recognition threshold may be recognized or continue to be recognized. The adoption of this standard did not have a material impact on the Company's results of operations or financial condition.

The Company classifies interest and penalties related to uncertain tax positions as a component of interest and other expense, respectively. To date, the Company has recorded no interest and penalties related to uncertain tax positions. Tax years subject to examination, for which a tax return has been filed but the statute of limitations has not elapsed, include 2007, 2008 and 2009 for both federal and state income taxes. An Internal Revenue Service audit of the year ended September 30, 2008 was recently completed and resulted in no change to the Company's income tax filings.

(7) Retirement Plan:

The Company sponsors a defined contribution retirement plan (the "Retirement Plan") for the benefit of its employees. Under the terms of the Retirement Plan, the Company may make discretionary matching contributions and profit-sharing contributions. During the year ended September 30, 2010, the Company did not make any contributions to the Retirement Plan.

(8) Net Capital Requirements and Customer Protection Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, UNX is required to maintain net capital as defined, equal to the greater of $250,000 or 2% of customer aggregate debit balances. As of September 30, 2010, the Company had net capital of $3,160,550, which was $2,910,550 in excess of its requirement.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

(8) Net Capital Requirements and Customer Protection Requirements (Continued):

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

(9) Related Parties:

The Company's clearing broker-dealer and affiliated firms are also customers of and investors in the Company. As of September 30, 2010, the Company had the following balances and transactions with its related parties:

Cash equivalents and accounts receivable from clearing broker	$	1,162,215
Accounts receivable from broker-dealers	$	15,629
Payables to broker-dealers	$	18,475

(10) Customer Concentrations:

During the year ended September 30, 2010, 5% of the Company's customers generated 58% of its total revenues. Accounts receivable from these customers have been collected subsequent to September 30, 2010.

If one of the major customers of the Company were to terminate its relationship future revenues could be materially impacted.

(11) Subsequent Event:

The Company evaluated all subsequent event activity through November 24, 2010, the date the statement of financial condition was available to be issued and concluded, except as disclosed herein, that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosures in the notes to the statement of financial condition.

On October 28, 2010, the Company received a capital contribution of $1,100,000 from its parent, The UNX Companies LLC.

UNX LLC

AS OF SEPTEMBER 30, 2010

SUPPLEMENTAL INFORMATION



Independent Auditors' Report on Internal Control Required by SEC 17a-5(g)(1) for a Broker-Dealer Claiming An Exemption From SEC RULE 15c3-3

To the Board of Directors and Member of
UNX LLC

In planning and performing our audit of the statement of financial condition of UNX LLC (the "Company"), as of September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Los Angeles, California
November 24, 2010